February 25, 2026

Ning Ding
Chief Executive Officer
ZJK Industrial Co., Ltd.
No.8, Jingqiang Road, 138 Industrial Zone,
Xiuxin Community, Kengzi Town,
Pingshan New Area, Shenzhen
People   s Republic of China, 518122

       Re: ZJK Industrial Co., Ltd.
           Registration Statement on Form F-3
           Filed February 17, 2026
           File No. 333-293519
Dear Ning Ding:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing